UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43382

Bending Spoons S.p.A.
(Exact name of registrant as specified in its charter)
Via Nino Bonnet 10
20154 Milan
Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Information contained in this report on Form 6-K

As previously announced, on October 14, 2026, Bending Spoons S.p.A. (“Bending Spoons”) entered into a binding agreement with Berkshire Hathaway (the “Investor”) for the private placement (the “Private Placement”) of 10 million ordinary shares, of no par value (the “Shares”), at a purchase price of $33.00 per Share. The Private Placement closed on October 29, 2026. The proceeds to Bending Spoons are approximately $330 million, before deducting offering expenses. Bending Spoons intends to use the net proceeds from the Private Placement for general corporate purposes and to invest in new acquisitions.

Following the closing of the Private Placement, Bending Spoons has (i) 346,498,470 ordinary shares (excluding treasury shares) and (ii) 310,240,685 Class A shares outstanding, and the Investor holds approximately 4% of Bending Spoons’ outstanding ordinary shares.

The form of subscription agreement for the Private Placement entered into by Bending Spoons and the Investor on October 22, 2026 is attached as Exhibit 99.2 to this report on Form 6-K and incorporated herein by reference.

The Private Placement is exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. The Investor represented that it is an accredited investor within the meaning of Rule 501(a) of Regulation D and is acquiring the Shares as principal for its own account and not with a view to or for distributing or reselling the Shares. The Shares were offered without any general solicitation by Bending Spoons or its representatives. The Shares sold and issued in the Private Placement have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an applicable exemption from the registration requirements of the Securities Act.

Incorporation by reference

Other than as indicated below, the information in this report on Form 6-K will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The information contained in this report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the registration statement on Form S-8 of Bending Spoons S.p.A. (File No. 333-297730).

Exhibit Index
Exhibit No.	Description
99.1	Berkshire Hathaway completes further $330 million investment in Bending Spoons
99.2	Form of subscription agreement dated October 22, 2026
Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bending Spoons S.p.A.
Date: October 29, 2026	By: /s/ Luca Ferrari
Name: Luca Ferrari
Title: Chair of the board of directors, co-founder, and chief executive officer